September 4, 2019

Joseph E. Payne
President, Chief Executive Officer and Director
Arcturus Therapeutics Ltd.
10628 Science Center Drive
Suite 250
San Diego, California 92121

       Re: Arcturus Therapeutics Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-35932

Dear Mr. Payne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance